U S A   V I D E O   I N T E R A C T I V E   C O R P.

August 9th, 2005

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Jennifer Gowestski

Dear Sirs:

Re:

USA Video Interactive Corp.

Preliminary Proxy Materials on Schedule 14A

File No. 0-29651

Filed July 29, 2005

Pursuant to your letter dated August 9th, 2005, we have filed the final form of Proxy Statement on Schedule 14A.

With respect to your comments, we advise as follows:

1.

We have deleted reference to Item 5 seeking shareholder approval to the management contracts with two insiders.  We had included that item in the Proxy Statement as we had initially believed it to be a requirement of the TSX Venture Exchange.  Our attorney has advised us that it is not necessary to seek shareholder approval to the management contracts.  Consequently, we have deleted that item from the Proxy Statement.  We will, however, be seeking the approval of the TSX Venture Exchange to the proposed management contracts.  Upon receipt of TSX approval, we will issue a News Release and file a Form 8-K with the SEC, setting out the material terms of the agreements.  The final versions of the management agreements will be attached as schedules to the Form 8-K when filed.

2.

We have included the proxy card with the Proxy Statement, together with the request for financial statements, as required by Canadian securities regulation.

We confirm that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton  J. Drescher”

Anton (Tony) J. Drescher

Director

dmm

Encl.

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC   V6C 3N6

Fax (604) 685-5777